FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2006,

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

PRESS RELEASE

NBG finalized the acquisition of a 99.4% stake

in Vojvodjanska Banka a.d. Novi Sad

National Bank of Greece today finalized the acquisition of a 99.4% stake in Vojvodjanska Banka a.d. Novi Sad (Vojvodjanska), following the transaction approval by the appropriate supervisory authorities of Greece and Serbia. The acquisition of Vojvodjanska by National Bank of Greece, via a privatization process in which 11 European banks originally expressed interest, is the largest and most significant sale of a state-controlled bank of Serbia to date.

Vojvodjanska Banka is the sixth largest Serbian bank in terms of total assets and has the second largest branch network in the country. In June 2006, its total customer deposits and loans after provisions amounted to €342 million and €215 million respectively, representing market shares of around 7% and 4%. Furthermore, it holds a leading position in the dinar deposits market, with a market share of approximately 11%. It runs 175 sales points and serves over 625,000 private customers and 61,000 SMEs and large companies. It is also a leading issuer of Visa and DinaCards, and has a market share of around 10% of Serbia’s domestic and international payments. In recent years, the Bank completed an extensive restructuring of its loan book.

In Serbia, NBG has already established 35 branches and a substantial presence with an almost 5.5% market share in retail banking.  Following the acquisition of Vojvodjanska, NBG’s share in the Serbian market shall be approximately 8% and 6% of deposits and loans, respectively, placing it in the top tier of banks of the country. Furthermore NBG’s existing branch network complements Vojvodjanska’s strong presence in the affluent Vojvodina area.

Athens, 11 December 2006

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 11th December, 2006	Ioannis Pehlivanidis
Vice Chairman - Deputy Chief Executive Officer